Mail Stop 4561

July 22, 2008

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

      Re: Rollins, Inc.
             Form 10-K for the year ended December 31, 2007
             File No. 001-04422

Dear Mr. Cynkus:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis

Performance-Based Plan, page 18

1.   We note your disclosure that bonus amounts are based on specific performance targets and that in 2007 these targets were met and bonuses paid. In future filings, please disclose the actual performance targets, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with regard to questions you may have.

Sincerely,

Michael McTiernan
Special Counsel